AH 7/9/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02022774

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
52658

SEC MAIL PROCESSING RECEIVED JUN 28 2002 WASH. D.C. 164 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Associates Investments (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Toronto Dominion Bank Tower, Suite 5200, 66 Wellington Street West
(No. and Street)

Toronto	Ontario	M5K 1K7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Ernst & Young Tower, 202 Bay Street	Toronto	Ontario	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 12 2002
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
CW

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Edward Pennock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Associates Investments (USA) Inc., as of April 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Robert Glen Matthews, a Commissioner, etc.,
City of Toronto, for First Associates Investment Inc.
Expires April 14, 2003.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the ~~Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
First Associates Investments (USA) Inc.

We have audited the statement of financial condition of **First Associates Investments (USA) Inc.** [the "Company"] as of April 30, 2002, and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Toronto, Canada,
June 24, 2002

Ernst & Young LLP
Chartered Accountants

First Associates Investments (USA) Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at April 30

	2002 $
ASSETS	
Cash and cash equivalents	**414,274**
Due from carrying broker	**66,037**
Total assets	**480,311**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	**3,000**
Due to related party *[note 3]*	**14,875**
Income taxes payable	**24,129**
Subordinated loan *[note 4]*	**150,000**
Total liabilities	**192,004**
Stockholder's equity	**288,307**
Total liabilities and stockholder's equity	**480,311**

See accompanying notes

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder of
First Associates Investments (USA) Inc.

In planning and performing our audit of the financial statements and supplemental information of **First Associates Investments (USA) Inc.** [the "Company"] for the year ended April 30, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Stockholder, management, the SEC, and the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

June 24, 2002

Chartered Accountants